U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-06243                               July 5, 2006


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN STRATEGIC SERIES:
Franklin Aggressive Growth Fund
Franklin U.S. Long- Short Fund
Franklin Natural Resources Fund
Franklin Biotechnology Discovery Fund
Franklin Blue Chip Fund
Franklin Global Health Care Fund
Franklin Global Communications Fund
Franklin Strategic Income Fund
Franklin Flex Cap Growth Fund
Franklin Technology Fund
Franklin Small Cap Growth Fund II
Franklin Small-Mid Cap Growth Fund


4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

      Franklin Strategic Series
      Institutional Fiduciary Trust
      Franklin High Income Trust
      Franklin Real Estate Securities Trust
      Franklin Capital Growth Fund
      Franklin Templeton Money Fund Trust
      Franklin Investors Securities Trust
      Templeton Russia and East European Fund, Inc.


and the Board of Directors of

      Franklin Federal Money Fund
      Franklin Money Fund


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the funds' (hereafter referred to as the "Funds") compliance (see Attachment I) with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2005, and with respect to agreement of security purchases and sales, for the period from January 31, 2005 (the date of our last examination), through April 30, 2005:

o Inspection of the records of Franklin Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2005 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects. This report is intended solely for the information and use of the Board of Trustees and Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Francisco, California
July 5, 2006



            MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
               PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of April 30, 2005, and for the period from January 31, 2005 through April 30, 2005.


Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of April 30, 2005, and for the period from January 31, 2005 through April 30, 2005, with respect to securities reflected in the investment accounts of the Funds.



By:




/s/GALEN G. VETTER
---------------------------------
GALEN G. VETTER
CHIEF FINANCIAL OFFICER

6/21/06
---------------------------------
Date


/s/JIMMY D. GAMBILL
-----------------------------------
JIMMY D. GAMBILL
SENIOR VICE PRESIDENT AND CHIEF EXECUTIVE
OFFICER-FINANCE AND ADMINISTRATION

6/26/06
----------------------------------
Date
                                                                    ATTACHMENT I


FUND
-------------------------------------------------------------------------------


FRANKLIN STRATEGIC SERIES:                              1/31/05-4/30/05
  Franklin Aggressive Growth Fund
  Franklin U.S. Long-Short Fund
  Franklin Natural Resources Fund
  Franklin Biotechnology Discovery Fund
  Franklin Blue Chip Fund
  Franklin Global Health Care Fund
  Franklin Global Communications Fund
  Franklin Strategic Income Fund
  Franklin Flex Cap Growth Fund
  Franklin Technology Fund
  Franklin Small Cap Growth Fund II
  Franklin Small-Mid Cap Growth Fund

INSTITUTIONAL FIDUCIARY TRUST:                          1/31/05-4/30/05
  Money Market Portfolio
  Franklin Cash Reserves Fund
  Franklin Structured Large Cap Growth Equity Fund
  Franklin Structured Large Cap Core Equity Fund

FRANKLIN HIGH INCOME TRUST:                             1/31/05-4/30/05
  Franklin AGE High Income Fund

FRANKLIN REAL ESTATE SECURITIES TRUST:                  1/31/05-4/30/05
  Franklin Real Estate Securities Fund

FRANKLIN CAPITAL GROWTH FUND                            1/31/05-4/30/05

FRANKLIN TEMPLETON MONEY FUND TRUST:                    1/31/05-4/30/05
  Franklin Templeton Money Fund

FRANKLIN INVESTORS SECURITIES TRUST:                    1/31/05-4/30/05
  Franklin Adjustable U.S. Government Securities Fund

TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC.           1/31/05-4/30/05

FRANKLIN FEDERAL MONEY FUND
FRANKLIN MONEY FUND